UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Support.com, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

86858W101
(CUSIP Number)

ERIC SINGER
VIEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022
212-752-5750

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON VIEX Opportunities Fund, LP - Series One
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,250,595
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,250,595
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,250,595
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,250,595
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,250,595
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,250,595
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,250,595
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,250,595
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,905,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,905,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,905,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,905,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,905,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,905,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,905,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,905,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,905,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,905,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,905,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,905,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,905,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,905,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,905,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,780,623
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,780,623
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,780,623*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

* Includes 875,000 Shares owned directly.

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON Joshua E. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON Richard Bloom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 86858W101

1	NAME OF REPORTING PERSON Brian J. Kelley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 86858W101

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership;

(ii)	VIEX GP, LLC, a Delaware limited liability (“VIEX GP”), which serves as the general partner of Series One;

(iii)	VIEX Capital Advisors, LLC, a Delaware limited liability company (“VIEX Capital”), which serves as the investment manager of Series One;

(iv)	Eric Singer, who serves as the managing member of each of VIEX GP and VIEX Capital;

(v)	BLR Partners LP, a Texas limited partnership (“BLR Partners”);

(vi)	BLRPart, LP, a Texas limited partnership (“BLRPart GP”), which serves as the general partner of BLR Partners;

(vii)	BLRGP Inc., a Texas S corporation (“BLRGP”), which serves as the general partner of BLRPart GP;

(viii)	Fondren Management, LP, a Texas limited partnership (“Fondren Management”), which serves as the investment manager of BLR Partners;

(ix)	FMLP Inc., a Texas S corporation (“FMLP”), which serves as the general partner of Fondren Management;

(x)	Bradley L. Radoff, who serves as the sole shareholder and sole director of each of BLRGP and FMLP;

(xi)	Joshua E. Schechter;

(xii)	Richard Bloom; and

(xiii)	Brian J. Kelley.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 86858W101

(b)           The address of the principal office of each of Series One, VIEX GP, VIEX Capital and Mr. Singer is 825 Third Avenue, 33rd Floor, New York, New York 10022. The address of the principal office of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP and Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, Texas 77027. The address of the principal office of Mr. Schechter is 302 South Mansfield Avenue, Los Angeles, California 90036. The address of the principal office of Mr. Bloom is 15652 Woodvale Road, Encino, California 91436. The address of the principal office of Mr. Kelley is 92 Four Winds Lane, New Canaan, Connecticut 06840.

(c)           The principal business of Series One is investing in securities. The principal business of VIEX GP is serving as the general partner of Series One. The principal business of VIEX Capital is serving as the investment manager of Series One. The principal occupation of Mr. Singer is serving as the managing member of each of VIEX GP and VIEX Capital. The principal business of BLR Partners is investing in securities.  The principal business of BLRPart GP is serving as the general partner of BLR Partners.  The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal occupation of Mr. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP. The principal occupation of Mr. Schechter is a private investor. The principal occupation of Mr. Bloom is serving as a director of each of NexCore Group, LLC (formerly NexCore Healthcare Capital Corporation), a healthcare real estate developer and property manager, and GlideRite Corporation, an equipment repair and maintenance service provider to large national retailers. The principal occupation of Mr. Kelley is serving as the Chief Executive Officer of Four Winds Advisors LLC, where he advises technology focused clients on restructuring, turnaround and business development.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Bloom, Kelley, Radoff, Schechter and Singer are citizens of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 25, 2016, Series One delivered a letter to the Issuer nominating Richard Bloom, Brian J. Kelley, Bradley L. Radoff, Joshua E. Schechter and Eric Singer (the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2016 annual meeting of stockholders (the “Annual Meeting”).

On March 29, 2016, VIEX Capital (together with its affiliates and the other participants in its solicitation, “VIEX”) issued a press release announcing the nomination of the Nominees to the Board. VIEX expressed its concerns that, despite the Board’s recent additions (presumably in response to VIEX’s involvement), operating losses will continue to mount and stockholder value will continue to deteriorate until direct stockholder representatives are added in the boardroom. VIEX noted that, in an attempt to bring much needed stockholder perspective into the boardroom, three of its five Nominees (Messrs. Radoff, Schechter and Singer) have made significant investments in the Issuer and collectively beneficially own an aggregate of approximately 14.8% of the Issuer’s outstanding shares. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 86858W101

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 54,875,121 Shares outstanding as of February 29, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 7, 2016.

A.	Series One

(a)	As of the close of business on March 28, 2016, Series One beneficially owned 3,250,595 Shares.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 3,250,595
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,250,595
4. Shared power to dispose or direct the disposition: 0

(c)	Series One has not entered into any transactions in the Shares during the past 60 days.

B.	VIEX GP

(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 3,250,595 shares owned by Series One.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 3,250,595
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,250,595
4. Shared power to dispose or direct the disposition: 0

(c)	VIEX GP has not entered into any transactions in the Shares during the past 60 days.

C.	VIEX Capital

(a)	VIEX Capital, as the investment manager of Series One, may be deemed the beneficial owner of the 3,250,595 Shares owned by Series One.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 3,250,595

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,250,595

4. Shared power to dispose or direct the disposition: 0

(c)	VIEX Capital has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 86858W101

D.	Eric Singer

(a)	Mr. Singer, as the managing member of each of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the 3,250,595 Shares owned by Series One.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 3,250,595
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,250,595
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Singer has not entered into any transactions in the Shares during the past 60 days.

E.	BLR Partners

(a)	As of the close of business on March 28, 2016, BLR Partners beneficially owned 3,905,623 Shares.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 3,905,623
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,905,623
4. Shared power to dispose or direct the disposition: 0

(c)	BLR Partners has not entered into any transactions in the Shares during the past 60 days.

F.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 3,905,623 Shares owned by BLR Partners.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 3,905,623
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,905,623
4. Shared power to dispose or direct the disposition: 0

(c)	BLRPart GP has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 86858W101

G.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 3,905,623 Shares owned by BLR Partners.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 3,905,623
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,905,623
4. Shared power to dispose or direct the disposition: 0

(c)	BLRGP has not entered into any transactions in the Shares during the past 60 days.

H.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 3,905,623 Shares owned by BLR Partners.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 3,905,623
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,905,623
4. Shared power to dispose or direct the disposition: 0

(c)	Fondren Management has not entered into any transactions in the Shares during the past 60 days.

I.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 3,905,623 Shares owned by BLR Partners.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 3,905,623
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,905,623
4. Shared power to dispose or direct the disposition: 0

(c)	FMLP has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 86858W101

J.	Mr. Radoff

(a)
As of the close of business on March 28, 2016, Mr. Radoff directly owned 875,000 Shares. Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP, may be deemed the beneficial owner of the 3,905,623 Shares owned by BLR Partners.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 4,780,623
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,780,623
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Radoff has not entered into any transactions in the Shares during the past 60 days.

K.	Mr. Schechter:

(a)	As of the close of business on March 28, 2016, Mr. Schechter directly owned 100,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Schechter has not entered into any transactions in the Shares during the past 60 days.

L.	Messrs. Bloom and Kelley

(a)	As of the close of business on March 28, 2016, none of Messrs. Bloom or Kelley beneficially owned any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Messrs. Bloom and Kelley have not entered into any transactions in the Shares during the past 60 days.

An aggregate of 8,131,218 Shares, constituting approximately 14.8% of the Shares outstanding, are reported in this Amendment No. 6 to the Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 86858W101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

On March 25, 2016, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, the parties agreed (a) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (b) to solicit proxies for the election of the Nominees at the Annual Meeting and (iii) that all expenses incurred in connection with the solicitation shall be split between BLR Partners and its affiliates (60%) and Series One and its affiliates (40%).  A copy of the Joint Filing and Solicitation Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Series One, VIEX GP, VIEX Capital, BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP and Messrs. Radoff and Singer have entered into letter agreements pursuant to which they agreed to indemnify each of Messrs. Bloom, Kelley and Schechter against claims arising from the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated March 29, 2016.

99.2	Joint Filing and Solicitation Agreement, dated March 25, 2016.

99.3	Form of Indemnification Letter Agreement.

99.4	Form of Power of Attorney.

CUSIP NO. 86858W101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 2016

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
ERIC SINGER Individually and as attorney-in-fact for Richard Bloom and Brian J. Kelley

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

CUSIP NO. 86858W101

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

/s/ Bradley L. Radoff
Bradley L. Radoff

/s/ Joshua E. Schechter
Joshua E. Schechter